SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2003

REUTERS GROUP PLC

(Translation of Registrant’s Name Into English)

85 Fleet Street,
London EC4P 4AJ,
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      NO

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The 2002 Review.
Be informed.

Reuters Group PLC
Annual Review 2002

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Reuters

we aspire
to build a focused information company that

>	operates on a global scale

>	delivers a range of carefully segmented products in ways that help our customers be more productive

>	is a trusted brand which stands for speed, accuracy and freedom from bias.

Contents
2	Financial highlights	21	Summary financial statement
3	Chairman’s statement	24	Information for shareholders
4	Chief Executive’s review		Forward-looking statements
8	Fast Forward
10	Business review		Corporate Responsibility Report
12	Our customers
14	Board of directors		Financial diary
16	Summary operating and financial review		Where to find us
18	Summary directors’ report and remuneration report

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Reuters Group PLC Annual Review 2002	1

Reuters is moving quickly to transform its business around its core strengths.

Information
Reuters has been reporting the news for more than 150 years. In these times of geo-political instability and declining confidence in financial markets, people depend on Reuters to get the full story, fast, accurately and without bias. Our own news, gathered and disseminated by our international network of journalists, is at the heart of our products and brand.

We deliver news, real-time data and information in flexible, usable formats tailored to our customers’ needs and the way they work. Because our information is fast, accurate and unbiased, it drives important decisions.

Analytics
We supply a range of analytical tools and graphics that help our customers turn information into insight and manage their financial exposure. We also supply our data in formats so that customers can easily power their own analytics.

Community
Information is the core around which trading communities form. We have a long history of community building in the financial markets. In the 1980s we established the foreign exchange dealing community which became the de facto electronic foreign exchange market. We have also built trading communities in other asset classes, including equities, derivatives, and now fixed income as well.

In 2002 we launched Reuters Messaging, an instant messaging service allowing financial professionals to communicate and collaborate with their colleagues and customers. In five months we have built a large community of professional users.

Openness
We only create proprietary technology when industry-standard technology is not available or performant enough. This approach lowers costs for us and for our customers. It also allows us to work with technology partners such as Microsoft and Intel to deliver services for financial market professionals.

Our open systems enable our customers to search, store and integrate our information with content from other sources, facilitating the way they work.

Right products
We established our customer segments to better understand our customers’ needs and the way they work. Our competitive strategy is to deliver the right products at the right price worldwide. This means we offer tiered products, across a wide spectrum of price points, to meet the different requirements of our customers. By segmenting our product line we offer our customers choice and the ability to manage their costs.

Global scale
Our global scale is unmatched by any of our competitors. There are 493,000 user accesses to our products around the world. We maintain more than 200 million data records containing over 3,000 billion discrete data points. At peak times, our financial data is updated 23,000 times per second. We report from every part of the world. Our secure networks are available wherever there is significant market activity and we can deliver anywhere our customers choose to operate.

Corporate citizen
We aim to reflect our values in our contributions to the communities in which we operate, to the environment, in our marketplace and in Reuters as a workplace. Integral to our activities is the work of Reuters Foundation, a humanitarian and educational trust.

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2	Reuters Group PLC Annual Review 2002

Financial highlights

Reuters Group
	2002 £m		2001 £m		% Change

Revenue	3,575		3,885		(8%)
Normalised operating profit	171		383		(56%)
Operating (loss)/profit	(144)		302
Normalised profit before tax	89		304		(71%)
(Loss)/profit before tax	(493)		158
(Loss)/profit after tax	(516)		51
Return on equity	(58.4%)		4.6%
Free cash flow	40		443
Net (debt)/funds	(66)		138

Basic (loss)/earnings per ordinary share	(29.0	p)	3.3	p
Diluted (loss)/earnings per share	(29.0	p)	3.2	p
(Loss)/earnings per ADS*‡	(US$2.80)		US$0.32
Dividends per ordinary share	10.0	p	10.0	p
Dividends per ADS* (see page 24)	60.0	p	60.0	p

* Each ADS represents six ordinary shares.
‡ A nominal exchange rate of US$1.61 = £1 has been used for convenience.
Normalised profits and earnings exclude amortisation of goodwill and other intangible assets, impairment charges and gains/losses on the disposal of subsidiaries and fixed asset investments.

Reuters Group reconciliation of operating profit and profit before tax to normalised operating profit and normalised profit before tax
	2002 £m		2001 £m		% Change

Operating (loss)/profit	(144)		302

Add: Amortisation of goodwill and other intangible assets of subsidiaries	107		81		32%
Impairment of goodwill of subsidiaries	208		–

Normalised operating profit	171		383		(56%)
Share of joint ventures and associates (losses)/investment income	(62)		(70)		(11%)
Net interest payable	(20)		(9)

Normalised profit before tax	89		304		(71%)
Amortisation of goodwill and other intangible assets of subsidiaries, joint ventures and associates	(118)		(93)		26%
Impairment of goodwill of subsidiaries	(208)		–
Net losses on investments	(256)		(53)

(Loss)/profit before tax	(493)		158

Reuters
	2002 £m		2001 £m		% Change

Revenue	2,992	3,042			(2%)
Normalised operating profit	281		222		26%
Operating profit	195		155		26%
Normalised profit before tax	194		128		51%
(Loss)/profit before tax	(123)		9
Free cash flow	214		169		27%

As used in this review, ‘Reuters Group’ and ‘Group’ refer to Reuters Group PLC and its consolidated subsidiaries including Instinet Group Incorporated (Instinet). The ‘company’
refers to the parent, Reuters Group PLC. ‘Reuters’ refers to Reuters Group excluding Instinet.

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Reuters Group PLC Annual Review 2002	3

Moving forward

Chairman’s statement

On page 24 of this annual review we give, in accordance with US market regulations, an outline description of the risk factors in our business. Shareholders could be forgiven for thinking that Reuters, to judge from its share price, must be likely to fall foul of all of them.

We believe differently. It is true that we are deeply affected by the storm raging in the financial services industry, our main customer. True also that it is difficult currently to see how the turmoil will reshape the industry and impact Reuters business. However, we are confident that the storm is creating opportunities as well as problems; and that it will help us to capitalise in a more focused way on exploiting our brand values, skills, experience and market positions.

In Reuters core business, 2002 was a year of solid achievement in the terms of the strategy we outlined in October 2001. From a financial standpoint, we surpassed our targets for earnings and overall profit margin, both of which increased substantially before the impact of restructuring charges. The business was strongly cash-generative and the dividend more than 1.5 times covered by the free cash flow after all charges. Operationally, we made great progress in preparing for the acceleration and focusing described herein in the Chief Executive’s review. Instinet has come through a tumultuous period much strengthened by the acquisition of Island and by strong management. Its separate publicly quoted status has served to distinguish it from core Reuters and to clarify perceptions on both sides of how its relationship to the Reuters core business may best be developed. The acquisition of Bridge Information Systems in 2001 has, as anticipated, made a crucial contribution to Reuters capabilities. The proposed acquisition of Multex will increase the strength of a product line to which much value has been added in 2002 and which is now well placed for simplification and segmentation.

In short, the Board believes that the Reuters Group is moving forward under firm control, notwithstanding the difficulties and uncertainties implied in the statement of risk factors and formidable though the pressures may continue to be for some time.

Dennis Malamatinas and Geoffrey Weetman left the Board in 2002 and I thank them both for their contributions. I warmly welcome Niall FitzGerald and Devin Wenig to the Board. Niall FitzGerald joined us on 1 January and will bring great experience and achievement to the Board. Devin Wenig became an executive director on 17 February. He has been a key contributor to Reuters strategy and product development plans and will play a leading role in executing them going forward. Finally, I thank and pay tribute to the Reuters employees for their hard work, and loyalty. They will, of course, be the crucial element in the ultimate success of the long and profound change process on which we embarked in 2001.

Sir Christopher Hogg Chairman

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4	Reuters Group PLC Annual Review 2002

Embracing change

Chief Executive’s review

Reuters has embarked on an
important journey. The voyage
will not be an easy one, but
the destination is clear and
well worth the effort.

My goal is to transform Reuters into a focused information company that leverages its core skills, scale and brand to deliver the right products at the right price with great service.

We start this journey, which we call the Fast Forward phase of our transformation plan, from a solid base. There are three principal forces that act upon our business: Cyclical, Competitive and Structural. In 2002 we took important actions to respond to the cyclical and competitive challenges.

Cyclical challenges
We obtain more than 90% of our revenues from customers in the financial services industry. These markets have been in an intensifying depression for the last two years, with industry revenues in the US falling back to 1997 levels and significant cutbacks in staff.

Against this troubling backdrop, we posted strong operating results in our core business. The decline in revenues was held to 2%. Normalised profit before tax rose 51% and our operating margin topped our public target to end the year at 13.1%.

At Group level, this resilient performance was somewhat masked by the first operating loss at Instinet in 15 years, large restructuring charges across the Group and non-cash impairment charges.

Competitive challenges
We operate in very competitive markets and we focused our efforts in 2002 to sharpen our competitive position. In October we launched Reuters Messaging, an innovative communications service that allows financial professionals to communicate and collaborate with one another. In the five months since launch, we have signed up more than 250,000 users at 7,000 institutions.

In the fourth quarter we introduced a new and much improved version of our flagship 3000 Xtra product which incorporates Reuters Messaging, enhanced content and functionality and simpler-to-use menus to find our information. It will also provide trading access to brokers and exchanges including Instinet, our electronic securities brokerage subsidiary. In 2002 revenues from 3000 Xtra were up 83%.

We also made good progress on the development of our next generation products. These offer specific packages of information and tools tailored for different types of financial professionals. Their introduction will enable us to penetrate new markets and to segment more precisely our customer base. We expect to launch the first of these products, Reuters Knowledge, targeted at corporate finance and research professionals, shortly. Reuters Knowledge will be followed by European Markets Suite, a set of products for the European securities markets, and Reuters Intelligent Advisor, a product for private wealth managers.

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Reuters Group PLC Annual Review 2002	5

Elsewhere in the Reuters Group I have sought to prioritise our activities so that we focus on those units which are core to our strategy. During 2002 this resulted in the sale or closure of 56 units, freeing up capital and management attention.

Underlying all our product offerings is a renewed commitment to providing improved customer service. In 2002 we backed up this commitment by adding 138 new client trainers.

Structural challenges
In addition to the cyclical factors affecting our markets, there are profound structural changes roiling these markets. In 2002 we began to tackle these forces, but our full response is the Fast Forward acceleration of our business transformation programme (see page 8).

Instinet has experienced the brunt of these structural changes earlier and more sharply than the rest of the Reuters Group. At Instinet, we put a plan into effect early in 2002 which resulted in the acquisition by Instinet of The Island ECN (electronic communications network), an innovative competitor; a new management team at Instinet; several new products that have been well received; a 10% reduction in Instinet’s cost base; and an increase in Nasdaq market share from 12% at the start of the year to 30% at year end. Given the depressed trading levels in the US equities markets this has not yet translated into a return to profitability but Instinet is much better placed one year on.

Next steps
The achievements we have made in responding to the cyclical, competitive and structural forces affecting our markets position us well but they also leave no doubt as to the need to accelerate the transformation at Reuters.

To fund the Fast Forward plan, we will take a charge of £340 million over three years and redirect a large portion of our ongoing annual spending. In return, we expect to generate £440 million in savings in 2006 and reshape Reuters into a more focused company which is clearly differentiated from our competitors and poised for profitable growth.

My colleagues and I firmly believe in this goal and our ability to achieve it.

Tom Glocer Chief Executive

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Migrating

A Chinese boy plays in front of *Mirror of Nature*, a sculpture by Professor Wei Xiaoming of the Central Academy of Fine Arts in Beijing. The sculpture was shown at the China International City Sculpture Exhibition in Beijing in September 2002. *Wilson Chu/Reuters.*

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8 Reuters Group PLC Annual Review 2002

Fast Forward

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Reuters Group PLC Annual Review 2002	9

Addressing the structural challenges

Accelerating market change
Our markets are undergoing rapid structural changes and Reuters has launched the
Fast Forward programme to stay one step ahead.

Reuters response
>	Make our information indispensable – build up content, analytics, community and openness	Indispensable information is information our customers can trust because of its depth, breadth, speed and accuracy. It is information that is easy to find, use, share and trade on.
We will build up our content, our analytics, our trading and messaging capabilities and our open technology platform.

>	Move to a single data distribution architecture and business model	Our business is spread over many technical architectures. Moving to a coherent and unifying architecture will allow us to lower our operating costs, develop products faster and deliver improved customer service. We plan to have 3000 Xtra, Reuters Plus and our trading room systems products based on the new architecture in 2004.

>	Simplify and segment our product line	A segmented product line enables us to provide the specific products our customers need. This year we will be introducing several new products aimed at clearly identified segments. These products, coupled with our ongoing product obsolescence programme, give us the confidence that segmentation will translate into financial success.

>	Focus our solutions business around our products	We are refocusing our solutions business around areas which are complementary to our information products and where we can generate scale and margin. These are notably market data systems, risk management systems and treasury solutions. We plan an orderly withdrawal from other areas but will do so systematically and over time to honour existing customer commitments.

>	Reduce and reshape our cost base	Driving out cost and streamlining our business is a priority. In doing so, we will realign our resources and investment in key areas to support our customers.

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10	Reuters Group PLC Annual Review 2002

Business review

Reuters operates through customer segments, sales and customer service channels, and global centres of excellence to build, sell and support the products customers need.

We have shaped our business to reflect the way our customers work. Three customer segments serve financial markets while the fourth is based on our media business and aims to use Reuters assets in the broader corporate context as well.

Our three geographic sales and customer service channels work with customers to build global and local relationships and to identify the best mix of products and solutions for each individual enterprise. They feed back information on customer requirements to the segments.

Shared centres of excellence, such as Editorial, Data, Development and Operations, provide specialist services to support the customer segments.

We hold a portfolio of assets in addition to our core business. These investments should deliver value in their own right but they must also benefit the operating lines of other members of the Reuters Group. Our main investments are in Instinet (63% owned), Radianz (51% owned), Factiva (50% owned) and TIBCO Software (50% owned). They provide operating synergies in trading, communications, information and technology.

Treasury Services

We have a long history of helping customers operate more effectively in the foreign exchange and money markets. In doing so, we have built a powerful global franchise. Treasury Services is Reuters largest customer segment.

Our customers are foreign exchange and money market professionals working in banks, brokerages, exchanges, corporate and institutional treasuries. We provide them with news, prices, analytics and transaction services. We offer solutions that allow our customers to service their customers efficiently and we also provide software applications that enable financial institutions to understand and manage their risks, cash flow and order flow. We currently have more than 66,000 professional users of our treasury information products and a community of 18,000 members who actively trade with each other using our dealing services.

To help provide banks with the capabilities they need to address the foreign exchange and money market requirements of their customers, we acquired AVT Technologies Ltd in December 2002. AVT Technologies is a leading provider of automated dealing services and tailored solutions in the sector.

This segment also provides real-time news and data to the commodities and energy markets.

Treasury Services performed well against a backdrop of market consolidation and cost cutting. In 2002 our revenue fell 3% on an underlying basis* to £1,134 million. Strong demand for 3000 Xtra and other information products and a pick-up in our foreign exchange forwards matching business, particularly in the last quarter, partially offset a decline in dealing revenues. Our conversational dealing products saw a 6% decline in the number of accesses over the year, although the rate of cancellations slowed considerably in the second half.

Investment Banking

We are well established in the investment banking sector. Our key customers are global, regional and boutique investment banks, brokerage and venture capital firms. Within these organisations we serve a wide range of professionals, including equity and fixed income salespeople, traders and brokers, research analysts and corporate finance and mergers and acquisitions professionals.

We provide news, prices, analytics and transaction services. In addition, we offer information and software solutions to serve the needs of our customers across their enterprises. We are currently in the process of providing direct transaction capabilities for our equity clients through the integration of several order routing networks into Reuters Global Routing Service and through our strategic alliance with Orc Software AB of Sweden. This will give our customers direct trading access to the world’s equity and equity derivative exchanges.

Reuters Knowledge, a new product designed for corporate finance professionals, has received an encouraging reception among customers in its early access programme. It is due for launch during the first half of 2003.

In 2002 our revenue rose 2% to £834 million due to the impact of the Bridge acquisition but fell 11% on an underlying basis* as customers continued to cut costs by reducing staff and eliminating services from multiple information vendors. Our banking customers remained reluctant to commit to spending on IT projects. We experienced the cancellation of older products, particularly in Europe, but received increased revenues from 3000 Xtra. We also saw a strong performance from Bridge Trading which provides agency trading for institutional customers.

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Reuters Group PLC Annual Review 2002	11

Asset Management

The asset management market is a large and diverse sector in which we have a substantial presence. Our customers, who include the top 50 asset management firms around the world, range from institutional fund managers and hedge funds to private banks and retail broking houses.

We provide news, prices, analytics and transaction services to help asset managers make trading and investment decisions and gain access to liquidity. We help them differentiate their services from those of their competitors and to communicate effectively with their customers and each other. We enable them to streamline their businesses and transact more easily. Through our Lipper group we offer world-class funds data and analytics for both equities and bonds.

We simplified our business in 2002 by migrating clients onto a smaller number of strategic products and developed tools to help portfolio managers and institutional traders use 3000 Xtra more effectively. We also strengthened the content within our strategic products and introduced the Reuters Global Routing Service which provides access to liquidity in the US. In addition, we designed and made good progress with building Reuters Intelligent Advisor, a new, cost-effective product for private wealth advisors. We expect to launch this product in the second half of this year.

In 2002 our revenue grew 3% to £709 million, benefiting from the Bridge acquisition in October 2001, but it declined 4% on an underlying basis*. Like the other segments, Asset Management experienced cost pressures. Revenues from our subscription-based products fell just 2% as demand for private client services, end-of-day pricing services and funds information partially offset the impact of cancellations due to job losses.

Corporates & Media

Our media business is directed towards serving the needs of the world’s newspapers, television and cable networks, radio stations, websites and consumers. We offer our retail customers direct access to a segmented offering of our news and data products through our branded websites, such as www.reuters.com and www.reuters.co.uk, and through books and signage such as at our US headquarters at 3 Times Square in New York (www.thebigpicture@3xsq.com).

We have a long history of innovation in the media business. We were the first, for example, to introduce fully packaged multimedia news products for online publishers and we developed NewsML, the emerging internet standard for news delivery.

Our corporates businesses provide research, advisory and business intelligence services to customers primarily outside financial services, though much of their content is also available to our financial services customers.

Our research business provides proprietary, high-value, decision-support information to a wide range of corporate customers who can be reached cost-effectively through our financial products or directly through web technology. Our research subsidiaries Tower Group and Yankee Group service the information needs of IT, communications and financial services corporate customers. Factiva, our joint venture with Dow Jones, operates one of the world’s richest and most diverse news and information retrieval services. Our relationship with Datamonitor allows us to report information on an extensive range of companies and industries while our subsidiary ORT SA provides its customers with company information and summary credit evaluations of French and Belgian companies.

Our underlying revenues* fell 7% in 2002 to £315 million. This decline was due to the impact of the downturn in online advertising on our new media customers and the reduced demand for research and advisory products within the financial services, telecoms and IT sectors.

Note
*Underlying revenue excludes acquisitions, disposals and significant once-off items in the period under review and excludes the impact of currency fluctuations.

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12	Reuters Group PLC Annual Review 2002

Our
customers

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Reuters Group PLC Annual Review 2002	13

are at the heart of our organisation

We are committed to delivering great customer service. We have boosted the pace of our investment in service initiatives and will continue to increase our customer support staff.

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14	Reuters Group PLC Annual Review 2002

Board of directors

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Reuters Group PLC Annual Review 2002	15

Group Management Committee
Tom Glocer (Chairman), Philip Green, David Grigson, Devin Wenig, Graham Albutt (President, Business Programs), Christopher Hagman (Managing Director, Europe, Middle East and Africa), Alexander Hungate (Chief Marketing Officer & President, Focus Group Accounts), Geert Linnebank (Editor-in-Chief), Stephen Mitchell (Head of Risk Management & General Counsel), Michael Sayers (Chief Technology Officer), David Ure (Strategic Adviser to the Board & non-executive Chairman, Radianz).

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16	Reuters Group PLC Annual Review 2002

Summary operating and financial review

Review of year end results
Under US law, all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Forward-looking statements’ on page 24 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date of this report and attributable to Reuters are expressly qualified in their entirety by such factors.

As of 1 January 2002, Reuters established a new organisation structure, moving from the previous product-based divisions to the current customer-focused segments supported by specialist service centres. Reuters financial results for 2001 and 2000 have been restated accordingly and this review is based upon the restated figures. A review of the 2001 and 2000 results under the previous management structure can be found in the Annual Report and Form 20-F 2001.

Acquisitions and disposals
During 2002 Reuters acquired AVT, to strengthen foreign exchange transactions systems, and Capital Access, to build out content in fixed income holdings information. Both acquisitions were completed in the fourth quarter.

In addition, certain parts of the Diagram business, which were no longer considered core to Reuters, were disposed of for net proceeds of £2 million.

The most significant transaction, however, was the acquisition by Instinet of Island. The acquisition, which was a share-for-share transaction, diluted the Group’s holding in Instinet from 83% to 63%. As part of the transaction, Instinet paid a special dividend of US$1 per share to all shareholders, resulting in a US$207 million (£134 million) cash payment to Reuters.

Financial overview and key performance measures
The Group measures its performance by reference to revenue and profit, operating margin, earnings per share, cash conversion and free cash flow.

Underlying change and normalised profits and earnings are measures used by the Group to enable period-to-period comparison on a like-for-like basis so that organic operational growth can be easily identified. This reflects the manner in which the Group is managed.

Change is measured both in overall terms and in underlying terms. Underlying growth is calculated excluding acquisitions and disposals and the impact of currency fluctuations.

Operating profit, profit before tax and earnings per share are shown on a normalised basis, before the impact of amortisation of goodwill and other intangible assets, impairment charges and gains/losses on the disposal of subsidiaries and fixed asset investments.

A reconciliation of normalised operating profit and normalised profit before tax to operating profit and profit before tax under UK GAAP is shown below.

£m	Reuters	Instinet	Group

Normalised operating profit/(loss) before restructuring	393	(14)	379
Restructuring costs	(112)	(96)	(208)

Normalised operating profit/(loss)	281	(110)	171
Amortisation of goodwill and other intangible assets – subsidiaries	(86)	(21)	(107)
Impairment of goodwill	–	(208)	(208)

Operating profit/(loss)	195	(339)	(144)

£m	Reuters	Instinet	Group

Normalised profit/(loss) before taxation	194	(105)	89
Amortisation of goodwill and other intangible assets:
subsidiaries	(86)	(21)	(107)
affiliates	(11)	–	(11)
Impairments:
goodwill	–	(208)	(208)
investments/affiliates	(190)	(38)	(228)
Net (losses)/gains on disposal of subsidiaries/investments	(30)	2	(28)

Loss on ordinary activities before taxation	(123)	(370)	(493)

Summary of results
		Year to 31 December

	2002	2001	2000
	£m	£m	£m

Revenue	3,575	3,885	3,592

Normalised operating profit before restructuring	379	482	470
Restructuring costs	(208)	(99)	–

Normalised operating profit	171	383	470
Affiliates/investment income	(62)	(70)	(16)
Net interest (payable)/receivable	(20)	(9)	3

Normalised profit before tax	89	304	457
Amortisation	(118)	(93)	(71)
Impairments and disposals	(464)	(53)	271

(Loss)/profit before tax	(493)	158	657

2002 results compared with 2001
Group revenue declined by 8% to £3,575 million. Underlying revenue fell 12%, driven by a 34% decline in revenue at Instinet. The decline at Instinet was primarily driven by the reduction in transaction fees per share traded and a fall in overall Nasdaq volumes. Reuters revenue was down 2% to £2,992 million reflecting weak trading conditions in global markets.

As a consequence of the declining revenues, actions have been taken at both Reuters and Instinet to reduce the operating cost base. The result has been a reduction in Group operating costs of 6% at actual rates and 11% at underlying rates. This also reflects the £114 million reduction in business transformation costs in 2002.

Group normalised operating profit before restructuring costs fell 22% to £379 million, with Instinet incurring a loss of £14 million.

The pre-restructuring normalised operating profit margin for the Group was 10.6% compared to 12.4% in 2001. Reuters margin improved to 13.1%, ahead of its publicly stated target of 12%. This improvement was more than offset by the loss in Instinet.

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Reuters Group PLC Annual Review 2002	17

The restructuring costs in 2002 totalled £208 million across the Group, split £112 million in Reuters and £96 million in Instinet. This compares to a total of £99 million in 2001, split £82 million in Reuters and £17 million in Instinet. In both years, the restructuring costs related primarily to the reduction in headcount and rationalisation of the Group’s property portfolio.

After restructuring costs, Group normalised operating profit fell 56% to £171 million. Normalised operating profit in Reuters was up 26% to £281 million in 2002, while Instinet incurred losses of £110 million.

The Group’s share of affiliates’ losses declined from £70 million in 2001 to £62 million in 2002. Of the three key affiliates, the profit from Factiva remained steady at £5 million, Radianz contributed a slightly lower loss at £26 million and TIBCO Software was significantly worse, moving from a loss of £17 million in 2001 to a loss of £40 million in 2002, mainly due to significant non-cash restructuring and amortisation charges. All other affiliates contributed a net £1 million loss compared to a £31 million loss in 2001. This reflected the Group’s portfolio rationalisation programme, increased operating efficiencies and reduced start-up losses.

The Group’s interest charge increased from £9 million in 2001 to £20 million in 2002. This is primarily due to a £10 million reduction in the interest receivable in Instinet due to reduced operating cash balances, reflecting trading performance, and lower deposit rates in the US.

The Group reported a normalised profit before tax of £89 million in 2002, compared to £304 million in 2001. The movement between the two years is explained as follows:

£m

Normalised profit before taxation – 2001	304
29% increase in Reuters normalised operating profit before restructuring	89
Reduction in Instinet normalised operating profit before restructuring	(192)
Additional restructuring in Reuters	(30)
Additional restructuring in Instinet	(79)
Decrease in losses from affiliates/investment income	8
Increase in net interest payable	(11)

Normalised profit before taxation – 2002	89

Amortisation of goodwill and other intangible assets has increased by 26% to £118 million in 2002. The increase is attributable to the full-year impact of Bridge, which was acquired effective 1 October 2001. This was partly offset by reductions in the goodwill charge for the Instinet subsidiaries, as the goodwill was written down at the end of the third quarter of 2002.

Total impairments and disposals have increased from £53 million in 2001 to £464 million in 2002. In 2002, non-cash impairment charges reflected the fall in the share prices of both Reuters and Instinet over the course of the year, and included a £208 million impairment of Instinet goodwill and £147 million in respect of the write-down in the value of Reuters shares held in the Reuters Employee Share Ownership Trusts (ES0Ts). In addition there were also some £81 million of charges taken to reflect a reduction in the carrying value of various investments held by the Group and net losses on disposal of £28 million, including a £19 million loss on the deemed disposal of a portion of the Group’s investment in Instinet, following the Island acquisition. Although a significant impairment charge was taken in 2001, this was partially offset by the £200 million gain attributable to a deemed disposal of 15.1% interest in connection with the initial public offering (IPO) of Instinet.

The Group reported a loss before taxation of £493 million in 2002 compared to a profit of £158 million in 2001. The 2002 loss is made up of a £370 million loss in Instinet and a £123 million loss in Reuters. These losses reflect the £464 million non-cash impairment charge discussed above.

The tax charge for 2002 was £23 million on reported losses before taxation of £493 million, compared with a charge for 2001 of £107 million on reported profits before taxation of £158 million. The tax charge for 2002 has arisen principally due to the non-deductible nature of write-downs in investments and amortisation charges. It also includes a £10 million charge arising on the dividend paid by Instinet. On a normalised basis the actual tax rate for the Group was 15% in 2002, compared to a rate of 35% in 2001. A reconciliation of the tax charge to the charge expected by applying the 30% UK rate of corporation tax to the reported profits before taxation is provided in note 4 to the consolidated profit and loss account in the Annual Report and Form 20-F 2002.

Earnings/(loss) per share (EPS)
Normalised EPS for Reuters Group fell to 6.8 pence from 13.6 pence, reflecting the increase in restructuring costs and the operating loss in Instinet. On a reported basis the Group recorded a 29.0 pence loss per share, as compared to a 3.3 pence EPS in 2001, reflecting the £464 million non-cash impairment charge in 2002. Reuters normalised EPS grew 58% to 10.8 pence, reflecting the improvement in operating margins.

Cash flow
Cash conversion is used to measure the conversion of operating profit into cash and is calculated by taking the normalised operating cash flow (pre-restructuring) as a percentage of normalised operating profit (pre-restructuring). Reuters continues to be strongly cash generative, generating £423 million of operating cash before restructuring, representing cash conversion of 108% (109% on a post-restructuring basis).

Cash conversion is a less valuable measure for Instinet due to the relative size and volatility of counter-party debtors and creditors.

Reuters generated free cash flow of £214 million, providing cover of 1.5 times the dividend of £139 million. Further support for the dividend was provided by £134 million of dividend received from Instinet. Net debt for the Group was £66 million, comprised of net funds in Instinet of £518 million and net debt in Reuters of £584 million. Net debt for Reuters reduced by £118 million during the year.

Dividend per share
A final dividend of 6.15 pence has been proposed which, when added to the interim dividend of 3.85 pence, amounts to 10.0 pence per share, consistent with 2001. This compares to Reuters normalised EPS of 10.8 pence.

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18	Reuters Group PLC Annual Review 2002

Summary directors’ report and remuneration report

The directors present their summary directors’ report, remuneration report and financial statement for the year ended 31 December 2002. These are derived from the company’s full directors’ report, remuneration report and financial statements.

Summary directors’ report

Activities and likely future developments
These are described in the business review on pages 10 and 11 and in the Chief Executive’s review on pages 4 and 5.

Corporate governance and internal control
Reuters is committed to high standards of corporate governance and has complied throughout 2002 with the principles of corporate governance set out in Section 1 of the Combined Code save that Tom Glocer’s service contract is terminable on, in effect, up to two years’ notice, until 1 July 2005, whereupon it becomes terminable on one year’s notice.

The directors acknowledge their responsibility for Reuters system of internal control and confirm they have reviewed its effectiveness.

Full statements on corporate governance and internal controls are contained within the annual report.

Dividend
An interim dividend of 3.85 pence per ordinary share was paid on 4 September 2002. The directors recommend a final dividend of 6.15 pence per ordinary share, giving a total of 10.0 pence per ordinary share for the year (2001: 10.0 pence). Subject to shareholders’ approval at the annual general meeting, the final dividend will be paid on 24 April 2003 to members on the register at the close of business on 14 March 2003.

Directors
The names and biographical details of current directors are given on pages 14 and 15. Geoffrey Weetman and Dennis Malamatinas retired from the Board in July and October 2002 respectively. Niall FitzGerald was appointed as a non-executive director with effect from 1 January 2003. Devin Wenig was appointed as an executive director on 17 February 2003.

Summary remuneration report
The Board has overall responsibility for determining the framework of executive remuneration and its cost, and is required to take account of any recommendations made by the Remuneration Committee. The Board has delegated to the committee, through formal terms of reference, oversight of the specific remuneration packages for the executive directors and consideration of executive remuneration issues generally, including the use of equity incentive plans in particular. The Remuneration Committee consists solely of non-executive directors.

Remuneration policy

Executive directors
The committee aims to ensure that remuneration and incentive arrangements are market-competitive, consistent with best practice and support the interests of shareholders. In practical terms, this means that the reward structure for directors should attract, motivate and retain high-calibre individuals capable of leading the Group successfully.

Consistent with this view, total executive remuneration is calibrated to deliver mid-market rewards at target levels of personal and corporate performance. Variable reward components will provide an opportunity for much higher levels of remuneration where this is supported by exceptional performance whether on an individual level or in relation to the Group’s short-term and longer-term business priorities.

Excluding pension entitlements, the targeted composition of the expected value for each executive director’s remuneration is:

Proportion of fixed and variable remuneration

	Fixed	Variable

			Long-term
	Base pay (%)	Bonus (%)	incentives (%)	Total (%)

Tom Glocer	20	25	55	100
Philip Green	30	30	40	100
David Grigson	30	30	40	100
Devin Wenig	30	30	40	100

Variable rewards will continue to be provided through a balanced mix of performance-related elements. The annual cash bonus plan supports operational objectives over the financial year, while the company’s long-term incentive plan will reward superior performance relative to Reuters competitors over a longer period and share options will support the company’s growth objectives and reward share price improvement. A share retention policy is operated requiring each executive director to accumulate a personal holding worth twice his salary within five years.

Non-executive directors
Non-executive directors are appointed for an initial period of six years, subject to review after three years. Reappointment may be made after one six-year term. Non-executive directors do not have service contracts and are not eligible to participate in executive share plans. Shareholders determine the annual fee paid to non-executive directors, which has been unchanged at £35,000 per annum for three years. During this time the workload of non-executive directors has increased considerably and will continue to do so following the Higgs Review, the Smith Report and Sarbanes-Oxley legislation. However, it has been decided to defer putting to shareholders until next year’s annual general meeting any proposal to change the fixed annual fee. Meanwhile fees paid to non-executive directors for specific roles, for example chairing a Board committee, have been realigned to reflect the time commitment associated with each role. The fees for these additional roles with effect from 1 January 2003 are: senior independent director: £5,000 per annum; chairman of the Audit Committee: £15,000 per annum; chairman of the Remuneration Committee: £10,000 per annum; and chairman of the Nominations Committee: £5,000 per annum.

Remuneration structure

1. Basic salary and benefits
Reuters policy is to maintain a salary structure based upon the mid-market of its comparator group of companies. The committee is also guided by salary levels among other executives and across the organisation as a whole. However, as part of the Group’s ongoing programme of cost reductions, the executive directors elected that their base salaries should not be increased for 2002. They have reaffirmed that position for 2003.

Non-cash benefits are provided to executive directors and the Chairman in line with normal market practice.

2. Pensions
Since April 1999 it has been Reuters policy that all new employees, including directors, are offered participation in a defined contribution pension plan. In the case of UK executive directors, entitlement above the statutory earnings cap (where applicable) is met by an additional taxable ‘retirement allowance’ permitting each director to make his own supplementary pension arrangements.

3. Annual performance-related bonus
Bonus arrangements are normally negotiated individually and included in each director’s service contract. The Remuneration Committee determines performance targets annually. Bonus payments are non-pensionable. In 2002, the executive directors were eligible for an annual cash bonus, with a maximum level of 100% of base salary for Philip Green, David Grigson and Geoffrey Weetman. The maximum level for Tom Glocer was 125% of salary. The committee has agreed that bonus potential will be 125% for Tom Glocer and 100% for the other three executive directors for 2003.

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Reuters Group PLC Annual Review 2002	19

4. Equity incentive plans
The executive directors also participate in a long-term incentive plan (LTIP) and discretionary share option plan (DSOP) designed to reward longer-term performance. All directors’ future entitlements are subject to the performance conditions applicable to the relevant plan as disclosed below. Other than as described below, the company has no present intention of making any significant change to the directors’ entitlements under these plans.

LTIP: Since 1993, Reuters has operated a long-term incentive plan which seeks to encourage and reward long-term growth in shareholder value. Under the terms of his service contract, awards to Tom Glocer will be based on a fair value of not less than US$2.325 million (£1.56 million) per annum up to and including 2003. The actual value that may be realised is contingent on the Group performing as described below. The other executive directors will receive awards with a fair value of up to 100% of base salary.

To be consistent with the objectives of the plan and to ensure the Group’s growth is measured relative to the other major companies in which the company’s shareholders invest, performance is measured over a three-year period by comparing the Group’s total shareholder return (TSR) with that of other companies comprising the FTSE 100 at the beginning of the period. The companies are ranked according to their TSR for the measurement period and the company’s position on the list determines the extent to which awards will vest. The minimum position for vesting is the median level. Full vesting only occurs for top quartile performance. Between those positions, awards vest on a straight-line scale. If the awards do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years. Awards vesting under the plan are not released until at least five years from the date of grant.

DSOP: The global discretionary share option plan aims to incentivise growth in earnings and in the share price. Under the terms of his service contract, option allocations to Tom Glocer will be based on a fair value of at least US$2.062 million (£1.384 million) per annum up to and including 2003. Awards to the other executive directors are not set out in their service contracts, but will also be based on levels commensurate with competitor company practices. Options granted to executive directors can only vest if the percentage growth in the Group’s normalised earnings per share (EPS) exceeds the percentage growth in the retail price index by more than 9% over the three-year performance period. If the target is not met, the performance period may be extended by up to two years with an increase of 3% in the hurdle rate of EPS growth for each year added to the performance period. If the target rate is not met by the end of the fifth year the options will lapse.

Other plans: In common with all employees, the executive directors are entitled to participate in an international savings-related share option plan. There are also several legacy plans under which directors received awards prior to joining the Board. It is not intended that they should receive any further awards under these plans.

Performance graph
Shown below is the company’s TSR for the five years to 31 December 2002 compared with the return achieved by the FTSE 100 index of companies. This index is used as the comparator group for the performance conditions attached to the LTIP referred to above. The calculations assume the reinvestment of dividends.

continued on page 20

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20	Reuters Group PLC Annual Review 2002

Summary directors’ report and remuneration report
continued

Directors’ remuneration for 2002
						2002	2001
	Salary/fees £000	Bonus £000	Benefits £000	Expense allowances £000	Termination payments £000	Total[6] £000	Total £000

Chairman:
Sir Christopher Hogg	263	–	14	–	–	277	274

Non-executive directors:
Sir John Craven	45	–	–	–	–	45	45
Ed Kozel	35	–	–	–	–	35	35
Dennis Malamatinas (retired 9 October 2002)	27	–	–	–	–	27	35
Roberto Mendoza	35	–	–	–	–	35	35
Dick Olver	45	–	–	–	–	45	45
Charles Sinclair	45	–	–	–	–	45	45
Ian Strachan[1]	110	–	–	–	–	110	82

Executive directors:
Tom Glocer[2]	816	612	282	–	–	1,710	2,065
Philip Green[3]	450	259	11	116	–	836	734
David Grigson[4]	400	220	2	68	–	690	641
Geoffrey Weetman[5](retired 31 July 2002)	219	–	16	–	624	859	244

Total emoluments of directors	2,490	1,091	325	184	624	4,714	4,280

Notes:
1. Fees paid to Ian Strachan include £75,168 in respect of his position as a non-executive director of Instinet. He also received from Instinet 4,153 restricted shares, which vested in September 2002 with a market value of £14,215, and 7,123 restricted shares that will vest in September 2003.
2. Non-cash benefits received by Tom Glocer included accommodation costs of £230,000, travel and relocation related expenses of £30,000, and company car and healthcare benefits totalling £22,000.
3. Philip Green received company car and healthcare benefits totalling £11,000 and a retirement allowance of £116,000.
4. David Grigson received healthcare benefits of £2,000, a car allowance of £7,000 and a retirement allowance of £61,000.
5. Under the terms of his service contract Geoffrey Weetman was entitled to a termination payment of £597,495 being equivalent to one year’s salary, bonus and employer’s pension contributions. He was also made a gift of his company car, valued at £27,000.
6. For the purposes of the disclosure required by paragraph 1(a) of Schedule 6 to the Companies Act 1985, the total aggregate emoluments for the directors in respect of the year ended 31 December 2002, which excludes termination payments, were £4.1 million. Total equivalent emoluments for 2001, which included the emoluments of certain directors not serving during 2002, were £5.9 million excluding termination payments of £1.9 million.
7. No director exercised any share options in 2002 (2001: nil).

Directors’ interests in Reuters shares
The total interests of the directors in office at 31 December 2002 in the issued share capital of the company and in shares underlying options and incentive plans are shown below as at 31 December 2002.

	Interests at 31 December 2002

	Shares	Options	Long-term incentives

Directors:
Sir Christopher Hogg	53,321	1,012	–
Tom Glocer	24,576	1,961,506	630,394
Philip Green	17,000	611,245	248,157
David Grigson	10,045	321,853	106,078
Sir John Craven	6,846	–	–
Ed Kozel	120,000	–	–
Roberto Mendoza	28,000	–	–
Dick Olver	10,000	–	–
Charles Sinclair	32,100	–	–
Ian Strachan	1,500	–	–

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Reuters Group PLC Annual Review 2002	21

Summary financial statement

This summary financial statement which includes the summary directors’ report and remuneration report, was approved by the directors on 24 February
2003 and signed on its behalf by Tom Glocer and David Grigson. It does not contain sufficient information to provide as full an understanding of the results and state of affairs of the Group as that contained in the annual report and Form 20-F. If you have not received the full annual report and
Form 20-F, but wish to do so, a copy may be obtained free of charge from the Investor Relations departments in London or New York or through the
Internet at www.reuters.com/ar2002. You may also elect to receive the full annual report and Form 20-F for all future years. The auditors have issued an unqualified report on the financial statements containing no statement under sections 237(2) or 237(3) of the Companies Act 1985.

Summary consolidated profit and loss account for the year ended 31 December 2002
	2002		2001	2000
	£m		£m	£m

Group revenue	3,575		3,885	3,592
Operating costs	(3,719)		(3,583)	(3,181)

Operating (loss)/profit	(144)		302	411
Share of operating losses of joint ventures	(35)		(46)	(17)
Impairment of investments in joint ventures	(6)		(16)	–
Share of operating losses of associates	(39)		(39)	(16)
Impairment of investment in associate	–		(26)	–
(Loss)/profit on disposal of subsidiary undertakings	(29)		216	10
Profit on disposal of fixed assets/investments	1		18	291
Income from fixed asset investments	1		3	5
Amounts written off fixed asset investments	(222)		(245)	(30)
Net interest (payable)/receivable	(20)		(9)	3

(Loss)/profit on ordinary activities before taxation	(493)		158	657
Taxation on (loss)/profit on ordinary activities	(23)		(107)	(136)

(Loss)/profit on ordinary activities after taxation	(516)		51	521
Equity minority interests	112		(5)	–

(Loss)/profit attributable to ordinary shareholders	(404)		46	521
Dividends	(139)		(140)	(224)

(Loss)/retained profit	(543)		(94)	297

Basic (loss)/earnings per ordinary share	(29.0	p)	3.3p	37.1	p
Diluted (loss)/earnings per ordinary share	(29.0	p)	3.2p	36.5	p
Dividends per ordinary share:
Interim	3.85	p	3.85p	3.65	p
Final (2002 proposed)	6.15	p	6.15p	12.35	p

Total	10.0	p	10.0p	16.0	p

Summary consolidated statement of total recognised gains and losses for the year ended 31 December 2002
	2002 £m		2001 £m	2000 £m

(Loss)/profit attributable to ordinary shareholders	(404)		46	521
Unrealised gain on deemed partial disposal of subsidiary	1		11	–
Unrealised gains on formation of joint ventures and associates	–		–	73
Unrealised gain on deemed partial disposal of associate	12		–	39
Unrealised gains on disposals of fixed asset investments	10		–	13
Translation differences taken directly to reserves	(95)		23	40

Total recognised gains and losses relating to the year	(476)		80	686

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22	Reuters Group PLC Annual Review 2002

Summary financial statement
continued
Summary consolidated cash flow statement
for the year ended 31 December 2002
	2002 £m	2001 £m	2000 £m

Net cash inflow from operating activities	355	887	852
Dividends received from associates	2	2	2
Returns on investments and servicing of finance
Interest received	20	30	25
Interest paid	(58)	(40)	(35)
Income from fixed asset investments	1	3	3
Dividend paid to equity minority interests	(27)	–	–

Net cash outflow from returns on investments and servicing of finance	(64)	(7)	(7)
Taxation paid	(73)	(173)	(159)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(168)	(276)	(274)
Sale of tangible fixed assets	15	6	20
Purchase of fixed asset investments	(80)	(73)	(304)
Sale of fixed asset investments	22	68	80

Net cash outflow on capital expenditure and financial investment	(211)	(275)	(478)
Acquisitions and disposals (including joint ventures and associates)	(6)	(89)	(146)
Equity dividends paid	(139)	(227)	(205)

Cash (outflow)/inflow before management of liquid resources and financing	(136)	118	(141)
Management of liquid resources
Net decrease/(increase) in short-term investments	378	(448)	(2)
Financing
Proceeds from the issue of shares	2	16	28
Net (decrease)/increase in borrowings	(158)	350	126

Net cash (outflow)/inflow from financing	(156)	366	154

Increase in cash	86	36	11

Net cash inflow from operating activities
Operating profit is reconciled to net cash inflow from operating activities as follows:
	2002 £m	2001 £m	2000 £m

Operating (loss)/profit	(144)	302	411
Depreciation	227	246	276
Amortisation and impairment of goodwill and other intangible assets	315	81	59
Decrease/(increase) in stocks	2	4	(3)
Decrease/(increase) in debtors	241	(6)	(414)
(Decrease)/increase in creditors	(314)	254	504
Loss on disposal of tangible fixed assets	1	11	10
Amounts written off interests in own shares	3	12	18
Other, principally translation differences	24	(17)	(9)

Net cash inflow from operating activities	355	887	852

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Reuters Group PLC Annual Review 2002	23

Summary consolidated balance sheet
at 31 December 2002
	2002 £m	2001 £m	2000 £m

Fixed assets	1,516	1,963	1,868
Current assets	2,008	2,575	2,002
Creditors: Amounts falling due within one year	(2,198)	(2,709)	(2,295)

Net current liabilities	(190)	(134)	(293)
Total assets less current liabilities	1,326	1,829	1,575
Creditors: Amounts falling due after more than one year	(354)	(344)	(310)
Provisions for liabilities and charges	(245)	(212)	(112)

Net assets	727	1,273	1,153

Capital and reserves
Called-up share capital and share premium	449	447	428
Other reserve	(1,717)	(1,717)	(1,717)
Capital redemption reserve	1	1	1
Profit and loss account reserve	1,763	2,378	2,441

Shareholders’ equity	496	1,109	1,153
Equity minority interests	231	164	–

Capital employed	727	1,273	1,153

Post balance sheet events
On 18 February 2003, Reuters announced it was accelerating its transformation strategy to become a more competitive and focused information company. The three-year action plan, Fast Forward, costing an estimated £340 million, is intended to strengthen Reuters core information business. It is intended to address the impact of structural changes in the financial services industry including reduced headcount, massive growth in market data volumes, consolidation and increasing regulation.

On 18 February 2003, Reuters announced that it had entered into a definitive agreement to acquire financial information provider Multex.com Inc.for US$7.35 (£4.56) per share in cash. The total cost of the acquisition is expected to be approximately US$195 million (£121 million).

Independent auditors’ report to the members of Reuters Group PLC
We have examined the summary financial statement which includes the summary directors’ report and remuneration report of Reuters Group PLC.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual review and summary financial statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the annual review with the full annual financial statements, the directors’ report and the remuneration report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board.

Audit opinion
In our opinion the summary financial statement is consistent with the annual financial statements, the directors’ report and the remuneration report of Reuters Group PLC for the year ended 31 December 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors London 24 February 2003

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24	Reuters Group PLC Annual Review 2002

Information for shareholders

Ordinary shares
•	Registrar: Lloyds TSB Registrars (see inside back cover) provides a free online service for Reuters shareholders which gives direct access to a range of information and practical help. Visit their website (www.shareview.co.uk) for further information.
•	Low cost share dealing service: Please contact Cazenove & Co. Ltd, Postal Dealing Department, 12 Tokenhouse Yard, London EC2R 7AN (Tel: (0) 20 7606 1768) for further information.
•	Reuters Maxi Individual Savings Account (ISA): Reuters has arranged for Barclays Stockbrokers Limited to provide a Reuters ISA for UK residents. Please contact Barclays Stockbrokers (Tel: 0845 601 5000) for further information.

Dividends and earnings
Ordinary shareholders have received the following dividends in respect of each financial year:

	2002		2001	2000	1999	1998

Interim	3.85p		3.85p	3.65p	3.65p	3.4p
Final (2002 proposed)	6.15p		6.15p	12.35p	11.0p	11.0p

	10.0p		10.0p	16.0p	14.65p	14.4p

Basic (loss)/earnings
per ordinary share	(29.0p	)	3.3p	37.1p	30.9p	26.7p

American Depositary Shares
Each American Depositary Share (ADS) represents six ordinary shares.

Form 20-F
Reuters Group PLC is subject to the information requirement of the US Securities laws applicable to foreign companies and in accordance files an annual report on Form 20-F, which corresponds to the Form 10-K filed by US-based companies, and other information with the US Securities and Exchange Commission (SEC). Copies of the annual report and Form 20-F are available from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Electronic copies can be accessed through the internet on www.reuters.com/ar2002 or from the SEC’s EDGAR database via the SEC’s home page www.sec.gov.

ADS dividends
ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying Reuters Group PLC shares and receive all cash dividends in US dollars. Dollar amounts paid to ADS holders depend on the sterling/dollar exchange rate at the time of payment. Dividends are normally paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with Reuters US depositary. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders. Reuters US depositary is JPMorgan Chase (see inside back cover).

ADS holders should be aware of tax refunds that may increase the tax dividends paid to qualifying US residents. Dividends per ADS, including any UK tax refunds but before US tax credits, in respect of each financial year are set out below:

	2002	2001	2000	1999	1998

In sterling
Interim	23.1p	23.1p	21.9p	21.9p	21.7p
Final (2002 proposed)	36.9p	36.9p	74.1p	66.0p	66.0p

	60.0p	60.0p	96.0p	87.9p	87.7p

In dollars
Interim	36.1c	33.3c	31.6c	35.0c	36.1c
Final (2002 proposed)	*	53.6c	106.4c	104.1c	105.7c

* Final 2002 dividend will be converted to US dollars from sterling at the rate prevailing on 24 April 2003.

Forward-looking statements

This annual review contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of strategic transactions and restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	Reuters Group’s ability to realise the anticipated benefits of its Fast Forward transformation programme;
•	continued or worsened unfavourable conditions in financial markets;
•	the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings;
•	Reuters Group’s exposure to a decline in the valuation of companies in which it has invested and of its lack of management control over all such companies;
•	difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products;
•	the dependency of Reuters Group on third parties for the provision of certain network and other services;
•	any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic;
•	changes in the regulatory or competitive environment;
•	adverse governmental action in countries where Reuters conducts reporting activities;
•	in the case of the pending Multex acquisition, risks that the acquisition will not be completed, expected synergies will not be achieved, or integration of the companies’ operations will encounter difficulties, and general risks associated with Multex’s businesses.

For additional information, please see ‘Risk Factors’ in the Reuters Group PLC Annual Report and Form 20-F 2002. Copies of the annual report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

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Corporate Responsibility Report

Enabling change

What are Reuters responsibilities?

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Reuters plays a significant role in world
affairs as the trusted provider of reliable
and insightful news and information in over
150 countries.

We have earned this role – and built our business, brand and reputation – by adhering to the Reuters Trust Principles. These Principles, together with our commitment to speed and accuracy, are our fundamental values. They shape what we do and how we behave.

We are unusual in having enshrined our principles in our constitutional documents. Reuters Founders Share Company Limited, an independent body, has express powers to safeguard Reuters independence, integrity and freedom from bias. Our directors and employees commit to upholding the principles when they sign up to Reuters Code of Conduct on joining the company.

Our strategy is designed to deliver sustainable value to our shareholders. We recognise that for our strategy to succeed we must act responsibly, upholding our values and meeting – and exceeding – our stakeholders’ expectations.

We aim to reflect our values in our contributions to the communities in which we operate, to the environment, in our marketplace and in Reuters as a workplace. Integral to our activities is the work of Reuters Foundation. With the Foundation, and with the enthusiasm and commitment of our employees, our affiliate companies and our other partners, we are looking forward to enhancing the contribution we make.

In this report we describe our priorities for our corporate responsibility work and we report on the progress we have made during 2002. We invite you to visit our website for more information at www.reuters.com/csr. We are always interested in receiving comments and invite you to use our ‘contact us’ facility on our website or to contact our Company Secretary, Rosemary Martin.

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Upholding the Trust Principles
The Trust Principles apply to every aspect of Reuters affairs. A fundamental part of the job of our Editor-in-Chief, Geert Linnebank, is to ensure our editorial output complies with the Trust Principles. He describes our editorial policy thus:

“Reuters news operations are based on the company’s Trust Principles. Reuters has strict policies in place to ensure adherence to these principles. We are committed to accurate and balanced reporting. Errors of fact are always promptly corrected and clearly published.

Reuters is the largest international multimedia news agency, reporting extensively from around the world on topics ranging from financial markets to general and political news.

A considerable amount of Reuters news coverage, including pictures and video, is of wars or conflicts during which all sides are actively promoting their positions and arguments.

We are committed to reporting the facts and in all situations avoid the use of emotive terms. The only exception is when we are quoting someone directly or in indirect speech. Always looking for verifiable fact, we aim to objectively report actions, identity and background. We pay particular attention to our coverage in sensitive regions.

We never take sides, and we always attempt to reflect in our stories, pictures and video the views of all sides. We are not in the business of glorifying one side or another or of disseminating propaganda. Reuters journalists do not offer their own opinions or views.

The world relies on Reuters journalists to provide fact-based, accurate, clearly sourced accounts of events as they occur, wherever they occur, so that individuals, organisations and governments can make their own decisions based on those facts.”

Managing our corporate responsibilities
We manage our corporate responsibilities holistically with our business as they are indivisible. Our Board of directors is responsible for setting the company’s values and standards and ensuring that our obligations to shareholders and others are understood and met. The Group Management Committee and the Group Operations Committee, the company’s principal strategic and operational executive groups, are responsible for ensuring that the strategy set by the Board is properly executed by the business, having due regard for the social, economic and environmental implications.

Three members of the Group Management Committee – David Ure, Geert Linnebank and Devin Wenig – are trustees of Reuters Foundation. This ensures the values and concerns of Reuters are reflected in our charitable foundation’s work. Employees’ Regional Committees in Asia-Pacific; Europe, Middle East and Africa; the United Kingdom and Ireland; and the USA help maintain a regional balance to the distribution of our charitable resources.

One of our prime aims is to manage our corporate responsibilities cost effectively, focusing our efforts in areas that we judge will be best for the long-term sustainability of our business. Our main effort is currently aimed at improving our customers’ experience of doing business with us whilst also striving to improve employee satisfaction. Both these aspects are amongst the key performance indicators monitored in our ‘balanced scorecard’ performance management tool.

We continue to focus our community work on educational and humanitarian matters where our skills and expertise in information gathering, technology and communications can be put to use.

Inside this report we highlight some of our activities that reflect our commitment to acting responsibly as a corporate citizen.

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Our community
Contributing by informing and educating

We contribute to communities through our products and services, our educational and humanitarian programmes and our local, employee-led initiatives.

Our products and services
Our most valuable contribution to communities worldwide is being the trusted provider of reliable and insightful news and information. We bring news and other content to individuals and communities and we disseminate news and views from them to a wider audience. We provide connectivity amongst our customers, enabling them to interact, and we facilitate trading and business transactions through electronic trading platforms, particularly in the financial services markets.

Educational programmes
We encourage our employees and Reuters Foundation to be involved in the advancement of education because it complements our conviction that access to impartial information is essential to the global community.

Reuters Foundation Digital Vision Fellowship Programme
This programme at Stanford University, California brings technologists and the academic, corporate and aid agency sectors together to create information and communications technology solutions that empower developing world communities.

Reuters Foundation Fellowship Programme at Oxford
We continue to offer university fellowships for mid-career journalists through the Reuters Foundation Fellowship Programme at Green College, Oxford. International journalists get the chance to stand back from the pressure of deadlines and participate in reflective media-related seminars and visits to media organisations. The 2001-2002 academic year saw 19 journalists, from both print and broadcast media in 16 countries, benefit from this programme.

Journalism training
Through Reuters Foundation we continue to offer up to 30 practical training workshops a year to journalists from around the world, with a focus on those from the developing world and countries in economic and political transition. To date, 2,766 journalists from 168 countries have participated in Reuters Foundation journalism programmes. These workshops are run by current or former Reuters journalists and are based on Reuters own reporting style. Workshop topics include international news, business news, environmental news, conflict and post-conflict reporting, health reporting, computer-assisted journalism and television news.

Highlights of 2002 included:
• a London-based workshop for 13 journalists from Afghanistan
• an environmental workshop in Hanoi for local Vietnamese reporters
• a conflict reporting workshop for African journalists
• courses in East Timor and Mongolia
• the opening of our training centre in Beirut, as an addition to our centres in Georgetown, South Africa and London
• the launch of Reuterslink, an online ‘clinic’ and forum for past course participants which provides networking opportunities and access to advice and information to supplement our training courses.

Adopt-A-Schools and local initiatives
We encourage our employees to participate in community activities around the world and we plan to develop further our employee volunteering programme during 2003. In 2002 our Regional Committees continued to provide employees with the opportunity to support a local charity of their choice. As an extension of Reuters Foundation’s educational focus, each committee has ‘adopted’ a school in its region, with employees establishing IT suites financed by the Foundation. The opening of computer suites in schools in London, Moscow and Nairobi will be followed in early 2003 by suites in schools in New York and Beijing.

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Contributing with humanitarian programmes

Our business of reporting world affairs makes us witness to human suffering. A natural reaction is to provide assistance. Therefore our humanitarian programmes are designed to enhance the capability of humanitarian organisations to respond to disaster and human suffering worldwide.

Reuters AlertNet, the web-based news and information service, is one of our core humanitarian projects. It provides global news, communications and logistical information to international disaster relief organisations and the public. The service marked its fifth year with a series of innovations and acceleration in site activity.

	2002	2001	2000	1999

Members	192	168	135	90
Countries	38	34	29	22
Page impressions per day	76,700	19,900	8,900	1,500

Reuters AlertNet was relaunched in mid-year in response to requests from member non-governmental organisations (NGOs) for a sharper emergency news focus. The new-look homepage gives high priority to Reuters news coverage of emergencies and potential emergencies and to postings direct from member NGOs. The website changes helped to quadruple the overall usage of the site; viewings of members’ content rose five-fold.

Reuters AlertNet’s role as a centre for emergency-related content was recognised by the European Space Agency which, in 2002, began financing a dedicated AlertNet channel featuring satellite images of disaster areas.

The joint venture prompted interest from other potential collaborators. In September, the British National Space Corporation sponsored a joint AlertNet/University College of London study of the role satellite imagery could play in providing maps to NGOs involved in emergency relief. The study concluded that there was huge potential to increase the effectiveness of emergency relief by exploiting existing satellite resources. AlertNet will work with industry groups during 2003 to explore how appropriate systems can be created.

AIDfund, the AlertNet International Disaster Fund, is designed to get funds to crisis areas before formal appeals can be launched. AIDfund received a dramatic increase in income in 2002 as a result of donations by Reuters, Pearson Education and Prentice Hall of royalties from the sale of a book on the events of 11 September 2001 and its aftermath. In 2002 AIDfund responded to four crises:

•	Mount Nyiragongo (Democratic Republic of Congo) erupted in January sending out flows of molten rock, which destroyed a large part of Goma town. AIDfund provided a total of US$31,495 shared among Merlin, CARE International and WorldVision for telecoms equipment allowing mobile emergency health care clinics to stay in touch with the base office, 200 ‘family kits’ consisting of basic cooking utensils, tarpaulin, blankets and mosquito nets, and 10 ‘dispensary tents’ for emergency first aid.

•	A series of earthquakes and aftershocks in March hit northern Afghanistan, devastating the market town of Nahrin, killing up to 1,000 people and destroying thousands of homes. AIDfund provided US$42,600 to ACTED and the Afghan Red Crescent Society for 750 clothing kits, emergency road clearance to improve access to temporary refugee camps and food supplies for 1,500 families.

•	Two years of drought, floods and frost left southern Africa with the worst food shortages for a decade. In July, AIDfund provided US$80,000 to Action Against Hunger, CESVI and CARE International for food for 1,200 households in Malawi for three months; pulses to help feed 16,000 people in six Zambian refugee camps; and rations for 4,000 people in the Zimbabwean district of Beitbridge for at least three months.

•	Several consecutive years of drought have left Ethiopia facing a famine and in November, AIDfund provided US$95,000 to Oxfam GB, Oxfam Community Aid Abroad (Oxfam’s Australian affiliate), CARE International UK and ActionAid for 105 tonnes of food distributed in the Oromia region, training for 120 local food aid managers, and a supplementary feeding programme for children under five.

For southern Africa and Ethiopia, the entire grant-making process was handled online – from advertising the grants to the assessment of proposals by the AIDfund Advisory Board. This has cut the time taken to get money to relief workers in the field.

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Our environment

Contributing by fostering awareness

Our business activity has a relatively light environmental footprint. We are classified by EIRIS, the Ethical Investment Research Service, as a low-impact company environmentally. However, we recognise the importance of understanding our impact. We take steps to incorporate environmentally friendly features in buildings we commission, including our offices in 3 Times Square, New York and in Geneva, and we encourage employees to recycle paper, toners, computer equipment and other office materials. Employees are instructed to use videoconferencing whenever possible to reduce the need for business travel.

During 2002 Reuters developed a Global Environmental Policy. A task for 2003 will be to look at how this can be applied on a global scale – currently Reuters offices in the regions conduct their own environmental programmes, which are not centrally monitored.

Reuters contributes to public awareness and understanding of environmental issues through its reporting and by providing news and pictures to environmental website Planet Ark.

A highlight of the sustainability agenda in 2002 was the World Summit on Sustainable Development in Johannesburg. A dozen Reuters journalists covered the proceedings, filing 250 text stories. In the run-up to the summit our periodical for customers, Reuters Magazine, published an issue focusing on the sustainability issues relating to water. Shortly after the summit, Reuters Foundation and The Green College Centre for Environmental Policy and Understanding co-sponsored a symposium for journalists and environmentalists on the summit’s main messages.

Reuters Foundation continues to train, promote and reward high standards of environmental journalism. Throughout 2002 environmental journalism courses were run by Reuters Foundation in Lebanon and Vietnam, and in London and South Africa in partnership with the Bellagio Forum for Sustainable Development. In further partnership, the Bellagio Forum’s first Environmental Studies Fellow was admitted to study at Green College, Oxford, on Reuters Foundation’s journalism programme.

In addition, Reuters Foundation sponsors the International Union for Conservation of Nature and Natural Resources media award for excellence in environmental journalism. In 2002 the award was won by The Guardian's science correspondent, James Meek.

Our workplace

Enabling performance to effect change

2002 was another year of change within Reuters as we moved ahead in our transformation programme and adjusted our business to take account of difficult market conditions. Further redundancies were necessary during the year. Our employees’ continuing dedication and ability to rise to the challenges is one of our company’s greatest assets.

We are taking action to improve our communications with each other. We have redesigned our intranet, making extensive use of online videos and company-wide teleconferenced meetings so that strategy and plans can be explained directly and employees have opportunities to put their questions or concerns to Tom Glocer and other senior executives. Meetings are regularly held between management and employees and union representatives so that the views of employees are taken into account when making decisions which may affect their interests. Reuters European Employee Forum operates as a pan-European works council. Tom Glocer and other executive directors meet with the Forum regularly. We undertake quarterly employees’ surveys to evaluate morale and identify any employee issues that need to be addressed. The results are communicated throughout the Group.

Reuters Code of Conduct guides employees on how to meet their responsibilities whilst acting with integrity. Our induction and employee programmes emphasise the importance of upholding Reuters principles.

During 2002, we introduced an online service for employees which enables them to access easily the company’s policies and to find out who to ask for further advice on any topic. We have a comprehensive set of business conduct policies, covering issues such as conflicts of interest, confidential information, honesty and fair dealing, electronic communications, equal opportunities, health, safety and security, privacy, substance abuse, bribery, entertainment and gifts, export control, money laundering, competition law, intellectual property rights, dealings with governments, financial regulatory controls and insider dealing.

We have also introduced a global Ethics and Compliance helpline to ensure that employees can seek guidance on ethical work issues or report any suspected violations of company policies anonymously and in confidence.

We evaluate compliance and ethics, along with other internal controls matters, through a system of questionnaires to line managers, internal audits and investigations. The results are considered by our Audit Committee which reports its conclusions to the Board of directors.

Above: A delegate walks through
an installation of over 6,000 papier
mâché statues bearing the word
‘betrayed’ in different languages
outside the Earth Summit in
Johannesburg on 4 September 2002.
Mike Hutchings/Reuters.

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We are committed to the training and development of our people. It is our policy that selection of employees for recruitment, training, development and promotion should be determined solely on their skills, abilities and other requirements that are relevant to the jobs and in accordance with the laws in the country concerned. Reuters Health and Safety policy aims to help safeguard employees and others from accidents, injuries and illnesses and to help ensure that Reuters is compliant with legislation. The company, all managers and all employees have legal responsibilities related to health and safety. We provide health and safety training for all employees and occupational healthcare in our major locations. Reuters continues to adopt best practice in display screen equipment.

The most significant health and safety risks are faced by our editorial staff operating in war zones. In order to address the risk to the best of our ability, our safety provisions are constantly reviewed to ensure that our hostile environment training and the safety equipment provided is of the highest standard. Employees have standing instructions to avoid risks to their, or others’, personal safety wherever possible. During 2003 Reuters will introduce a global Editorial briefing and debriefing mechanism for all staff embarking on or returning from an assignment in a hostile environment. This system is part of a larger programme to prevent and deal with the implications of post-traumatic stress.

We have a policy of equal opportunities for our employees. We maintain a strict policy prohibiting discriminatory practices on the basis of sex, race, religion, disability, age, or any other characteristic protected by applicable law.

As a global organisation we employ a diverse staff. Reuters America Diversity Advisory Council covers eight areas within the Americas, serving to advise the Group-wide initiatives that augment opportunities for people from typically under-represented populations. Editorial have two regional staff-management diversity committees, in the Americas and Europe, Middle East and Africa. During 2003 we will seek to use the Americas and Editorial examples to focus on the issue of diversity across the organisation.

Our marketplace

Enabling our markets to change

Our customers are at the heart of our business. Every day, nearly half a million financial professionals across the globe receive vital market data, in-depth news, quotes, statistics and analytics on financial and commodity markets from Reuters. In 2002 the launch of Reuters Messaging – facilitating real-time, secure communication for the global financial business community – added an exciting new dimension to our offering.

In 2001 we began our Great Service initiative, designed to bring substantial improvements to customers’ experiences with us. As part of that ongoing programme we survey our customers twice a year, conducting over 4,700 telephone interviews in more than 25 countries. The results of these surveys inform our decisions about further enhancements to make to our products and services, their delivery and customer support. For example, we have responded to comments about the need for more customer training by bringing 138 extra client training and specialist support staff on board during 2002. We will continue to invest further in training and customer support during 2003.

We are currently streamlining our product line to deliver simpler, more powerful products. In partnership with customers and our selected business alliances, we are developing next generation products based on a single product architecture, ultimately enabling us to offer the great majority of our products on the same platform.

Our suppliers and business partners enable us to succeed. We are actively working with our affiliates and alliance partners to develop new products to meet the changing needs of our customers. Programmes covering the management of our relationships with affiliated companies and strategic alliance partners are designed to ensure we are benefiting from our global scale and building mutually beneficial relationships between our business partners and ourselves.

We seek to be honest and fair in our relationships with our suppliers, contractors and partners. Policies established by our global sourcing team set the framework for these relationships. We are using automated procedures for order placing and invoice settlement to improve our efficiency in handling routine purchases of goods and services.

We are in dialogue with our investors through meetings around the world. In addition to our annual general meeting we conduct a programme of presentations and meetings with investors throughout the year.

Many of our employees are also investors in Reuters and we encourage employee share ownership through our international share incentive plans.

1 Reuters Foundation £3.2m
2 Community, £1.2m
3 Environment £3,000
4 Training and education £191,000
5 Arts £72,000

Right:City workers watch World Cup
football on a Reuters big screen in
Broadgate Circus, London in June
2002. Michael Crabtree/Reuters.

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Responsible together

Corporate responsibility is both an individual and a collective undertaking. Every employee has a personal duty to act responsibly as they go about their business; Reuters has a corporate responsibility to act in the best interests of its shareholders and other stakeholders; and collectively with other companies, non-commercial organisations, governments, agencies and individuals, we have the opportunity to effect change where it is most needed.

During 2002 we worked with other listed companies in the Media Sector to consider the implications of corporate social responsibility for our sector. In 2003 we plan to set up a CSR Advisory Panel to which shareholders, customers, employees and others will be invited to a group discussion on corporate responsibility issues at Reuters.

We have a long tradition of working with others for commercial and social benefits and we look forward to working with our established partners and new ones to find innovative ways to shape our future to benefit our shareholders, our employees, the environment and society.

Contact details	Reuters Foundation trustees	Reuters Founders Share Company directors
Reuters Group PLC & Reuters Foundation 85 Fleet Street London EC4P 4AJ Tel: 44 (0)20 7250 1122 www.reuters.com/csr www.foundation.reuters.com www.alertnet.org www.aidfund.org	David Ure (Chairman of the
Trustees), Geert Linnebank,
Maureen Marlowe, Sir Crispin
Tickell GCMG KCVO, Geoffrey
Weetman and Devin Wenig.

Reuters Foundation is a
charity registered in England.
Charity no: 1082139,
company no. 4047905.	Len Berkowitz; Mrs Anson Chan GBM, CBE, JP; Sir Michael
Checkland; Dr David Cole CBE; Uffe Ellemann-Jensen;
Robert Erburu; Pehr Gyllenhammar (Chairman); Toyoo Gyohten;
Jacques de Larosière de Champfeu KBE; John H. McArthur;
Sir Christopher Mallaby GCMG, GCVO; Mammen Mathew;
The Baroness Noakes; Sir William Purves CBE, DSO;
Jaakko Rauramo; Lyle Turnbull AO; Dr Mark Wössner.

Front cover:An Afghan refugee girl in a UNHCR camp, Pakistan.
Adrees Latif/Reuters

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Financial diary for 2003	Where to find us

Tuesday 18 February	Results for year 2002 announced
Corporate headquarters
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Media queries
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Wednesday 12 March	Ordinary shares go ex-dividend

Wednesday 12 March	ADSs go ex-dividend

Tuesday 18 March	Annual report posted to shareholders

Wednesday 16 Apri	First quarter trading statement issued

Thursday 17 April	Annual general meeting Time: 11:30 am Venue: The Congress Centre, 28 Great Russell Street, London WC1B 3LS

Thursday 24 April	Final dividend for 2002 payable to ordinary shareholders on the register as at 14 March 2003

Thursday 1 May	Final dividend payable to ADS holders on the record as at 14 March 2003

Tuesday 22 July	Results for first six months of 2003 announced

Wednesday 30 July	Ordinary shares go ex-dividend

Wednesday 30 July	ADSs go ex-dividend

Wednesday 3 September	Interim dividend for 2003 payable to ordinary shareholders on the register as at 1 August 2003

Wednesday 10 September	Interim dividend payable to ADS holders on the record as at 1 August 2003

Thursday 16 October	Third quarter trading statement issued

Photography
Ric Gemmell took the photographs
on pages 3, 4, 14 and 15 and of
Antonio Gamez of Santander Central
Hispano and Lisa Gernon of 3 UK.
Lori Grinker took the photograph
of Bob Silver of UBS PaineWebber.
Jonathan Drake/Reuters took the
photograph of Alexander Brown
of CNBC Asia Pacific.	© Reuters (2003). All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Date: April 9, 2003	By:	/s/ Rosemary Martin.